A.G.P./Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

August 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	ShiftPixy, Inc. (the “Company”)
Registration Statement on Form S-1 File No. 333-280566

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 15, 2024, in which A.G.P / Alliance Global Partners as lead Placement Agent, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for 5:00 pm Eastern Time on August 15, 2024, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director